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Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amgen Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 25, 2011
File No. 0-12477

Dear Mr. Rosenberg:

On behalf of Amgen Inc. (the “Company”), we are responding to your letter dated July 22, 2011 regarding the review of the above-referenced filings. Pursuant to our discussion today with Sasha Parikh, Staff Accountant, the Company hereby confirms that it intends to provide the Staff of the Division of Corporate Finance with the Company’s response to the Staff’s comments on or before August 19, 2011.

If you have any questions or comments with regard to this response or other matters, please call the undersigned at (714) 755-8245.

Very truly yours,

/s/ Charles K. Ruck
Charles K. Ruck of LATHAM & WATKINS LLP

cc:	Jonathan M. Peacock, Amgen, Inc.
David J. Scott, Esq., Amgen Inc.